Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) – FIRST QUARTER 2013 RESULTS

Highlights

•	Seadrill Partners reports net income attributable to Seadrill Partners Members for the first quarter 2013 of US$20.6 million and net operating income for the first quarter of US$75.5 million.

•	Generated distributable cash flow of US$18.0 million for the first quarter 2013, which represents the first full quarter since the Company’s IPO in October 2012, with a coverage ratio of 1.13x.

•	Declared distribution for the first quarter of US$0.3875 per unit.

Subsequent Events

•	On May 7, 2013, Seadrill Partners announced the acquisition of the T-15 tender rig from Seadrill for a purchase price of US$210 million. The transaction closed on May 17, 2013.

•	Management recommendation to increase the quarterly distribution by between US$0.0275 and US$0.0325, an approximate 8% increase.

•	On May 15, 2013 the Company paid a distribution for the first quarter of US$0.3875 per unit.

Financial Results Overview

Seadrill Partners LLC1 reports:

Total contract revenues of US$161.5 million for the first quarter 2013 (the “first quarter”) compared to US$157.6 million in the fourth quarter of 2012 (the “fourth quarter”).

Net operating income for the quarter of US$75.5 million compared to US$72.2 million in the preceding quarter.

Net Income of US$62.1 million compared to US$50.8 million in the fourth quarter. This is after the recognition of non-cash market valuations of derivatives instruments. Financial items reflect a gain of US$6.2 million for such items in the first quarter as compared to a loss of US$5.1 million for the fourth quarter.

Net income attributable to Seadrill Partners Members was US$20.6 million for the first quarter compared to $20.9 million for the fourth quarter.

[1]	All references to “Seadrill Partners” and “the Company” refer to Seadrill Partners LLC and its subsidiaries, including the operating companies that indirectly own interests in the drilling rigs, Seadrill Partners LLC owns: (i) a 30% limited partner interest in Seadrill Operating LP, as well as the non-economic general partner interest in Seadrill Operating LP through its 100% ownership of its general partner, Seadrill Operating GP LLC, and (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC. Seadrill Operating LP owns: (i) a 100% interest in the entities that own the West Aquarius and the West Vencedor and (ii) an approximate 56% interest in the entity that owns and operates the West Capella. Seadrill Capricorn Holdings LLC owns 100% of the entities that own and operate the West Capricorn

Distributable cash flow was US$18.0 million for Seadrill Partners’ first full quarter since its initial public offering. This represents a coverage ratio of 1.13 times the minimum quarterly distribution.

Distribution for the period of US$0.3875 per unit, equivalent to an annual distribution of US$1.55, which is the minimum quarterly distribution as set forth in the Company’s IPO prospectus2.

Operations

During the first quarter, Seadrill Partners had an interest in four rigs in operation. The fleet is comprised of two semi-submersible rigs, one drillship, and one tender rig operating in Canada, the US Gulf of Mexico, Nigeria, and Angola respectively. During the quarter the West Aquarius commenced drilling operations following its transit to Eastern Canada. Subsequent to the close of the first quarter the T-15 Tender Rig was added to the fleet as discussed further below.

The Company’s rigs performed well during the first full quarter following the IPO, achieving economic utilization rates of 96% on average. Additionally, as of March 31, 2013, all rigs were operating at full dayrate. The additional contract revenues in the first quarter compared to the prior quarter is partly due to the West Aquarius rig commencing operations, as it was mobilizing to Eastern Canada during the fourth quarter.

Operating expenses for the first quarter were US$95.3 million, compared to US$108.9 million in the fourth quarter. The decline in operating expenses can be attributed to a decrease in reimbursable mobilization expenses relating to the West Aquarius rig.

Acquisitions

On May 17, 2013 Seadrill Partners completed the acquisition of the companies that own and operate the tender rig T-15 from Seadrill Limited (“Seadrill”) for a total purchase price of US$210 million.

The T-15 is contracted for a five-year period with Chevron in Thailand at an initial contract dayrate of US$115,000, which is subject to escalation to cover cost increases. The rig is currently undergoing acceptance testing in Singapore prior to mobilizing to its drilling location, which is expected to occur by mid-June. The rig is currently earning a standby dayrate until it arrives in Thailand and commences operations.

Seadrill Partners management believes that the acquisition is accretive to unitholders and has recommended that the Board consider an increase in the quarterly cash distribution of between US$0.0275 and US$0.0325, an approximate 8% increase (annualized increase of between $0.11 and $0.13 from the current annualized distribution rate of $1.55 per common unit), which would become effective for the distribution with respect to the quarter ending June 30, 2013. Any such increase would be conditioned upon, among other things, the approval of such increase by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

[2]	Please see Appendix A for a reconciliation of DCF to net income, the most directly comparable GAAP financial measure.

Financing and Liquidity

As of March 31, 2013, the Company had cash and cash equivalents, on a consolidated basis, of US$20.0 million and a revolving credit facility of US$300 million provided by Seadrill as the lender. As of March 31, 2013, US$90.3 million was drawn on this facility to finance short-term working capital needs and to help manage the Company’s debt amortization requirements. Total debt excluding the drawn revolver balance was US$1,102.2 million as of March 31, 2013. This debt was originally incurred by Seadrill, as borrower, in connection with its acquisition of the drilling rigs. In connection with the Company’s IPO, subsidiaries within the Seadrill Partners group that own the drilling rigs entered into agreements with Seadrill, pursuant to which each rig owning subsidiary will make payments of principal and interest directly to Seadrill. These loan agreements with Seadrill Limited are classified as related party transactions.

Prior to the acquisition of the T-15, the Company had three secured credit facilities, one of which matures in June 2014. The Company expects to refinance this facility ahead of its expiration either in the secured rig finance market or with a bond issuance in order to achieve the most effective capital structure. The remaining two facilities expire in 2015 and 2016 respectively and a similar refinancing strategy should be expected. The Board is confident that the facilities can be refinanced at attractive terms with improved repayment profiles.

In conjunction with the acquisition of the T-15, the Company assumed US$210 million in additional debt. US$110 million of which is a vendor loan from Seadrill Limited with a three year term at an interest rate of Libor plus 5%. The Company expects to refinance this loan prior to maturity. The remaining US$100 million of debt was assumed by the Company under a secured credit facility expiring in 2017, this facility is also provided by Seadrill in connection with a loan agreement originally entered into by Seadrill with a syndicate of banks, and will be classified as a related party balance.

As of March 31, 2013, Seadrill Partners had interest rate swaps outstanding on principal debt of US$1,095.1 million. All of the interest rate swap agreements were entered into subsequent to the IPO Closing Date and represent approximately 92% of debt obligations as of March 31, 2013. The average swapped rate, excluding bank margins, is approximately 1.16%. Subsequent to the quarter end Seadrill Partners entered into a further US$100 million interest rate swap in connection with the acquisition of T-15.

Market

The fundamental outlook for the oil and gas industry remains positive. Continued exploration successes and a backlog of development drilling programs continue to provide a line of sight to continued strength in the contract drilling industry for the foreseeable future.

On the demand side, customers continue to have active drilling plans in a constructive commodity price environment. Most newbuild floaters with 2013 delivery dates have been contracted.

Dayrates have stabilized at fourth quarter 2012 levels with the most recent contracted dayrates ranging from US$550,000-US$650,000. Seadrill Partner’s ultra-deepwater rigs current dayrates range from US$487,000 per day to US$552,000 per day. As of March 31, 2013 Seadrill Partners total fleet’s average remaining contract term was 3.7 years and as of the end of May, having acquired the T-15, the average term is 3.8 years. Given the Company’s expectation of continued strength in dayrates, it is possible that the Company’s below market contracts will be re-contracted at higher rates as their contracts expire. This may create the potential for increased distribution from existing assets.

Outlook

The Board is pleased to have completed Seadrill Partners first acquisition, the tender barge T-15.

This is one of the two rigs that the Company had an option to acquire under the terms of the omnibus agreement entered into with Seadrill at the IPO. The second rig is also a tender barge (T-16) contracted to Chevron for a five year period. The T-16 is expected to be delivered from the yard in June 2013 and to complete its acceptance testing by the end of July 2013.

Pursuant to the omnibus agreement with Seadrill, Seadrill Partners has the right to acquire from Seadrill Limited any drilling rig that enters into a contract with a firm term of five years or more. Following the closing of the IPO, Seadrill has entered into two contracts with a firm term of five years or more for the West Mira and the West Leo. Seadrill also has a significant fleet of existing ultra-deepwater rigs, some of them on long-term contracts, as well as a new build program with four ultra-deepwater rigs on order that have yet to secure a contract. There is therefore a unique opportunity for high growth via further asset dropdowns. The Board is confident about Seadrill Partners ability to be able to grow its future earnings and distributions and be one of the fastest growing MLP’s in the years to come.

Seadrill Partners’ rigs operated well during the first quarter with an average economic utilization of 96%. The second quarter will be positively impacted by the cash contribution of T-15. However, the West Capricorn is expected to have a total of 20 days downtime during the quarter which will reduce consolidated operating result by approximately US$9.7 million, of which US$4.8 million is attributable to non-controlling interests. Results for the second quarter are otherwise expected to confirm good operational performance, supporting distributable cash flow. The orderbacklog for the Company is currently US$2.5 billion which may grow further as a function of specific discussions relating to the extension of existing contracts.

May 28, 2013

The Board of Directors

Seadrill Partners LLC

London, UK.

Questions should be directed to:

Graham Robjohns: Chief Executive Officer

Rune Magnus Lundetrae: Chief Financial Officer

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling rigs in OPCO’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to the performance of the drilling rigs in the Company’s fleet, delay in payment or disputes with customers, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally . Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Registration Statement on Form F-1 (File No. 333-184023).

The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS	Three months ended
	March 31, 2013	December 31, 2012	March 31, 2012
(in US$ millions)	unaudited	unaudited	unaudited

Operating revenues
Contract revenues	$161.5	$157.6	$129.8
Reimbursable revenues	4.5	23.5	2.1
Other Revenues	4.8	—	4.8

Total operating revenues	170.8	181.1	136.7

Operating expenses
Vessel and rig operating expenses	64.1	58.1	42.0
Reimbursable expenses	4.4	23.4	1.8
Depreciation and amortization	21.6	22.0	14.3
General and administrative expenses	5.3	5.4	7.3

Total operating expenses	95.3	108.9	65.4

Net operating income	$75.5	$72.2	$71.3

Financial items
Interest income	0.5	1.7	1.2
Interest expense	(14.1)	(12.3)	(9.6)
Gain / (Loss) on derivative financial instruments	6.2	(5.1)	(1.3)
Currency exchange loss	(0.7)	(0.3)	(0.2)

Total financial items	(8.1)	(16.0)	(9.9)

Income before income taxes	67.4	56.2	61.4
Income Taxes	(5.3)	(5.4)	(12.2)

Net income	$62.1	$50.8	$49.2
Net income attributable to the non-controlling interest	41.5	29.9	—

Net income attributable to Seadrill Partners LLC members	$20.6	$20.9	—

Total units outstanding at the end of the period:
Common units (basic and diluted)	24,815,025	24,815,025	—
Subordinated units (basic and diluted)	16,543,350	16,543,350	—
General Partner units (basic and diluted)	—	—	—

As of October 24, 2012, the financial statements of Seadrill Partners LLC (“the Company”) as a separate legal entity are presented on a consolidated basis. For periods prior to October 24, 2012, the results of operations and balance sheet have been carved out of the consolidated financial statements of Seadrill Limited and therefore are presented on a combined carve-out basis. The combined entity’s historical combined financial statements include assets, liabilities, revenues, expenses and cash flows directly attributable to the Company’s interests in the four rigs in OPCO’s initial fleet. Accordingly, the historical combined carve-out interim financial statements prior to October 24, 2012 reflect allocations of certain administrative and other expenses, including share options and pension costs, mark-to-market valuations of interest rate and foreign currency swap derivatives. The basis for the allocations are described in note 2 of the audited combined carve-out financial statements for the year ended December 31, 2011 included in the Company’s IPO prospectus dated October 18, 2012 contained in the Registration Statement filed on Form F-1 (File No. 333-184023) with the U.S. Securities and Exchange Commission in connection with the IPO. These allocated costs have been accounted for as an equity contribution in the combined consolidated balance sheets.

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS	At March 31, 2013	At December 31, 2012	At March 31, 2012
(in US$ millions)	unaudited	unaudited	unaudited
ASSETS

Current assets:
Cash and cash equivalents	$20.0	$19.4	$46.3
Accounts receivables, net	204.0	134.1	105.1
Mobilization revenue receivable – short term	16.3	13.6
Amount due from related party	66.0	39.6	6.2
Other current assets	12.5	34.4	21.3

Total current assets	318.8	241.1	178.9
Non-current assets:
Newbuildings	—	—	801.9
Drilling rigs	2,088.3	2,103.0	1,319.2
Mobilization revenue receivable – long term	56.5	49.4	—
Deferred tax assets	0.6	0.6	0.8
Other non-current assets	6.2	8.0	12.6

Total non-current assets	2,151.6	2,161.0	2,134.5

Total assets	$2,470.4	$2,402.1	$2,313.4

LIABILITIES AND MEMBERS’ CAPITAL / OWNERS EQUITY
Current liabilities:
Current portion of long-term related party payable	180.5	225.5	180.7
Revolving credit facility	90.3	—	—
Trade accounts payable and accruals	23.1	28.2	1.4
Deferred mobilization revenue – short-term	19.5	19.9	13.5
Related party payable	146.2	122.2	—
Other current liabilities	28.0	23.2	69.1

Total current liabilities	487.6	419.0	264.7
Non-current liabilities:
Long-term related party payable	921.7	966.7	1,103.3
Deferred mobilization revenue – long-term	36.7	41.1	11.4
Other non-current liabilities	—	0.4	0.1

Total non-current liabilities	958.4	1,008.2	1,114.8

Total equity and non-controlling interest	1,024.4	974.9	933.9

Total liabilities and equity	$2,470.4	$2,402.1	$2,313.4

APPENDIX A – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation and amortization, unrealized gains and losses from derivatives, unrealised foreign exchange gains and losses, other non-cash items and maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures, including expenditure on classification, represent capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by Seadrill Partners’ capital assets.

Distributable cash flow is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partner’s performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

For accounting purposes, in accordance with U.S. GAAP, Seadrill Partners is required to recognize in the income statement market valuations of certain financial items. These include the change in the fair value of certain of its derivative instruments, principally interest rate swap derivatives. These are unrealized gains or losses included in the income statement and will only become realized if a derivative is terminated. These non-cash gains or losses are recorded in the income statement within Financial items, and do not affect cash flow or the calculation of distributable cash flow (“DCF”) as described below.

Distributable Cash Flow for the first quarter 2013 (in US$ millions)	(unaudited) Three months ended March 31, 2013
Net income attributable to Seadrill Partners LLC members	$20.6
Interest income	(0.5)
Interest expense	14.1
Gain on derivative financial instruments	(6.2)
Depreciation and amortization	21.6
Currency exchange loss	0.7
Income taxes	5.3
Non-controlling interest	41.5

EBITDA for the first quarter 2013	97.1
Less:
Amortization of Mobilization Revenue and Expenses	(2.6)

Adjusted EBITDA	94.5
Cash interest income	0.5
Cash interest expense	(13.6)
Cash tax paid	(5.3)
Estimated maintenance and replacement capital expenditure[1]	(19.1)

Cash flow available for distribution	57.0
Cash flow attributable to non-controlling interest[2]	(39.0)

Distributable cash flow for the first quarter 2013	$18.0
Distribution declared for the period	$16.0
Coverage	1.13x

[1]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as apposed to amounts actually spent. Seadrill LP (“OPCO”) must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

[2]

The non-controlling interest comprises (i) the 70% Seadrill Limited partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius and the West Vencedor and (ii) the 49% Seadrill limited liability company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn. The non-controlling interest existed from the IPO closing date.